================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 11-K


(Mark One)


[X] ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE SECURITIES  EXCHANGE OF 1934
    [FEE REQUIRED]


                   For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(D) OF THE SECURITIES  EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]


                        For the transition period from ____ to ____


                        Commission File Number 1-13578
                                               -------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660


================================================================================

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial   statements  and  schedules  prepared  in  accordance  with  the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                       DOWNEY  SAVINGS  AND  LOAN
                                       ASSOCIATION,   F.A.   EMPLOYEES'
                                       RETIREMENT AND SAVINGS PLAN



Date:  May 14, 1999                 By:   /s/ THOMAS E. PRINCE
     ----------------                  ---------------------------
                                              Thomas E. Prince
                                       Member, Administrative Committee

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



            Index to Financial Statements and Supplemental Schedules



                                                                           PAGE

Independent Auditors' Report ...........................................     1

Statements of Net Assets Available for Plan Benefits - December 31, 1998
     and 1997 ..........................................................     2

Statements of Changes in Net Assets Available for Plan Benefits - Years
     ended December 31, 1998 and 1997 ..................................     3

Notes to Financial Statements ..........................................     4

SCHEDULES

Line 27a - Schedule of Assets Held for Investment Purposes -
     December 31, 1998 .................................................    14

Line 27d - Schedule of Reportable Transactions - Year ended
     December 31, 1998 .................................................    15

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Downey Savings and Loan Association, F.A.
  Employees' Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1998 and 1997 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  KPMG LLP

Los Angeles, California
May 14, 1999

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                 ASSETS                                 1998          1997
                                                     ----------    ----------
Investments, at fair value:
    Mutual funds ................................   $13,581,446    10,060,539
    Money market funds ..........................     4,577,296     3,901,857
    Downey Financial Corp. common stock .........     3,930,044     3,587,931
    Participant loans ...........................       920,883       586,675
                                                     ----------    ----------
                                                     23,009,669    18,137,002
                                                     ----------    ----------
Receivables:
    Employer's contribution .....................     1,607,464     1,266,521
    Employees' contributions ....................          --          73,028
    Investment income ...........................           882           930
    Other .......................................        19,323         1,998
                                                     ----------    ----------
                                                      1,627,669     1,342,477
                                                     ----------    ----------
           Total assets .........................    24,637,338    19,479,479
                                                     ----------    ----------

                 LIABILITIES
Other ...........................................          --         (19,958)
                                                     ----------    ----------
           Total liabilities ....................          --         (19,958)
                                                     ----------    ----------
           Net assets available for Plan benefits   $24,637,338    19,459,521
                                                     ==========    ==========

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1998 and 1997



                                                                 1998            1997
                                                              ----------      ----------
Additions to net assets attributed to:
    Dividends ...........................................    $    46,477          38,117
    Interest and realized and unrealized gains and losses      2,209,930       3,318,069
                                                              ----------      ----------
                                                               2,256,407       3,356,186
    Contributions:
      Employer ..........................................      1,905,888       1,507,150
      Employee ..........................................      2,613,614       1,920,928
                                                              ----------      ----------
           Total additions ..............................      6,775,909       6,784,264
                                                              ----------      ----------
Deductions from net assets attributed to:
    Benefits paid to participants .......................     (1,586,550)       (982,223)
    Fees for participant loans ..........................        (11,542)           --
                                                              ----------      ----------
           Total deductions .............................     (1,598,092)       (982,223)
                                                              ----------      ----------
           Net increase .................................      5,177,817       5,802,041

Net assets available for Plan benefits:
    Beginning of year ...................................     19,459,521      13,657,480
                                                              ----------      ----------
    End of year .........................................    $24,637,338      19,459,521
                                                              ==========      ==========


See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997




(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997, and continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (B)  ADMINISTRATION OF THE PLAN

          The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee or its designees.

     (C)  CONTRIBUTIONS

          All employees of Downey are eligible to participate in the Plan provided they are 21 years of age and have completed one year of service. Each year, participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

          Downey makes a matching contribution equal to 25% of the participant's pretax contributions which do not exceed 4% of the participant's compensation. In addition, Downey makes annual contributions based upon the participant's annual compensation and a participant age weighted factor. Contributions are subject to certain limitations.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and allocations of Downey's matching and discretionary contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures reduce the amount of employer contributions. For the years ended December 31, 1998 and 1997, participant forfeitures totaled $39,425 and $53,483, respectively.

                                                                     (Continued)

     (E)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after one year of credited service and 20% each year thereafter until 100% vesting is reached after five years of credited service.

     (F)  INVESTMENT OPTIONS

          At December 31, 1998, the investment options available to the Plan's participants were as follows:

               o Stock Fund - The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. stock.

               o Fidelity Retirement Money Market Fund - The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high quality, short-term U.S. dollar denominated money market instruments of domestic and foreign issuers.

               o    PIMCO Low Duration Inst.  Fund - The fund seeks total return
                    - both income and capital appreciation - consistent with prudent investment management.

               o Templeton Foreign Fund - The fund seeks long-term growth of capital.

               o Fidelity Puritan Fund - The fund seeks income consistent with preservation of capital

               o Fidelity Growth & Income Fund - The fund seeks long term growth, current income and growth of income, consistent with reasonable investment risk.

               o Fidelity Low-Priced Stock Fund - The fund seeks capital appreciation.

               o Spartan U.S. Equity Index Fund - The fund seeks to provide investment results that correspond to the total performance of common stocks of companies publicly traded in the United States.

     (G)  PARTICIPANT LOANS

          From the  beginning  of the  Plan  and  through  September  30,  1997, participants could borrow from their fund accounts in the event of financial hardship, as defined within the Plan. Beginning October 1, 1997 and thereafter, based on the amended and restated Plan, participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to 50% of the participant's current vested fund balance. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest are paid ratably through payroll deductions.

                                                                     (Continued)

     (H)  PAYMENTS OF BENEFITS

          Upon termination of service, a participant may elect to receive either a single sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

     (I)  PLAN TERMINATION

          Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2) SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (B)  INVESTMENTS

          Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis.

     (C)  PARTICIPANT LOANS

          Participant loans are included in the statements of net assets available for Plan benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions.

     (D)  ADMINISTRATIVE EXPENSES

          All administrative costs of the Plan, excluding investment management fees and fees for participant loans, are paid by Downey.

     (E)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

     (F)  RECLASSIFICATION

          Certain reclassifications of the prior year's reported amounts have been made to conform to the current year's reporting format.

                                                                     (Continued)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997





(3)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents net assets available for Plan benefits for each fund as of December 31, 1998:

                                       FIDELITY                                                         SPARTAN
                                      RETIREMENT                                 FIDELITY   FIDELITY      U.S.
                                         MONEY   PIMCO LOW  TEMPLETON  FIDELITY  GROWTH &  LOW-PRICED    EQUITY
                                        MARKET    DURATION   FOREIGN   PURITAN    INCOME     STOCK       INDEX    LOAN
                           STOCK FUND    FUND    INST. FUND    FUND     FUND       FUND       FUND        FUND    FUND      TOTAL
                           ----------  ---------  ---------  -------  ---------  ---------  ---------   -------  -------  ----------
Assets:
 Investments, at fair
  value:
  Mutual funds ..........  $     --         --    1,150,249  385,035  3,164,321  7,272,949  1,354,297   254,595     --    13,581,446
  Money market funds ....     195,025  4,382,271       --       --         --         --         --        --       --     4,577,296
  Downey Financial Corp.
    common stock ........   3,930,044       --         --       --         --         --         --        --       --     3,930,044
  Participant loans .....        --         --         --       --         --         --         --        --    920,883     920,883
                            ---------  ---------  ---------  -------  ---------  ---------  ---------   -------  -------  ----------
                            4,125,069  4,382,271  1,150,249  385,035  3,164,321  7,272,949  1,354,297   254,595  920,883  23,009,669
                            ---------  ---------  ---------  -------  ---------  ---------  ---------   -------  -------  ----------
 Receivables:
  Employer's contribution     276,994    378,747     73,062   70,896    188,031    432,991    162,209    24,534     --     1,607,464
  Investment income .....         882       --         --       --         --         --         --        --       --           882
  Other .................      19,323       --         --       --         --         --         --        --       --        19,323
                            ---------  ---------  ---------  -------  ---------  ---------  ---------   -------  -------  ----------
   Total assets .........   4,422,268  4,761,018  1,223,311  455,931  3,352,352  7,705,940  1,516,506   279,129  920,883  24,637,338

Liabilities - other .....        --         --         --       --         --         --         --        --       --          --
                            ---------  ---------  ---------  -------  ---------  ---------  ---------   -------  -------  ----------
   Net assets available
    for Plan benefits      $4,422,268  4,761,018  1,223,311  455,931  3,352,352  7,705,940  1,516,506   279,129  920,883  24,637,338
                            =========  =========  =========  =======  =========  =========  =========   =======  =======  ==========


                                                                     (Continued)

     The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                             FIDELITY
                                            RETIREMENT                                  FIDELITY    FIDELITY
                                              MONEY    PIMCO LOW  TEMPLETON  FIDELITY   GROWTH &   LOW-PRICED
                                              MARKET   DURATION    FOREIGN   PURITAN     INCOME      STOCK       LOAN
                               STOCK FUND      FUND    INST. FUND    FUND      FUND       FUND        FUND       FUND      TOTAL
                               ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
Assets:
 Investments, at fair value:
  Mutual funds ............    $     --          --      967,968   252,402   2,871,334  4,994,272    974,563      --     10,060,539
  Money market funds ......       209,620   3,692,237       --        --          --         --         --        --      3,901,857
  Downey Financial Corp.
    common stock ..........     3,587,931        --         --        --          --         --         --        --      3,587,931
  Participant loans .......          --          --         --        --          --         --         --     586,675      586,675
                                ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                3,797,551   3,692,237    967,968   252,402   2,871,334  4,994,272    974,563   586,675   18,137,002
                                ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Receivables:
  Employer's contribution .       198,859     237,594     61,348    71,778     180,957    371,618    144,367      --      1,266,521
  Employees' contributions         12,726      11,005      3,402     4,735       8,900     21,200     11,060      --         73,028
  Investment income .......           930        --         --        --          --         --         --        --            930
  Other ...................           356         329        155       136         207        617        198      --          1,998
                                ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                  212,871     248,928     64,905    76,649     190,064    393,435    155,625      --      1,342,477
                                ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
   Total assets ...........     4,010,422   3,941,165  1,032,873   329,051   3,061,398  5,387,707  1,130,188   586,675   19,479,479

Liabilities - other .......       (19,958)       --         --        --          --         --         --        --        (19,958)
                                ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
   Net assets available
    for Plan benefits .....    $3,990,464   3,941,165  1,032,873   329,051   3,061,398  5,387,707  1,130,188   586,675   19,459,521
                                =========   =========  =========  =========  =========  =========  =========  =========  ==========


                                                                     (Continued)

(4)  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1998:

                                 FIDELITY                                                              SPARTAN
                                RETIREMENT                                     FIDELITY    FIDELITY      U.S.
                                   MONEY    PIMCO LOW   TEMPLETON   FIDELITY   GROWTH &   LOW-PRICED    EQUITY
                                  MARKET     DURATION    FOREIGN    PURITAN     INCOME       STOCK      INDEX     LOAN
                    STOCK FUND     FUND     INST. FUND     FUND      FUND        FUND         FUND       FUND     FUND      TOTAL
                     ---------   ---------   ---------   -------   ---------   ---------   ---------   -------  -------  ----------
Additions to net
 assets attributed
 to:
  Dividends ....... $   46,477        --          --        --          --          --          --        --       --        46,477
  Interest and
   realized and
   unrealized gains
   and losses .....   (198,331)    204,875      72,585   (20,506)    456,810   1,585,577      (4,132)   17,112   95,940   2,209,930
                     ---------   ---------   ---------   -------   ---------   ---------   ---------   -------  -------  ----------
                      (151,854)    204,875      72,585   (20,506)    456,810   1,585,577      (4,132)   17,112   95,940   2,256,407
  Contributions:
   Employer .......    339,003     413,480      85,543    89,363     221,488     525,014     205,764    26,233     --     1,905,888
   Employee .......    477,479     393,419     107,270   160,212     293,535     770,529     387,019    24,151     --     2,613,614
                     ---------   ---------   ---------   -------   ---------   ---------   ---------   -------  -------  ----------
    Total additions    664,628   1,011,774     265,398   229,069     971,833   2,881,120     588,651    67,496   95,940   6,775,909

Deductions from net
 assets attributed
 to:
  Benefits paid to
  participants ....   (202,077)   (455,020)   (131,917)  (27,199)   (252,456)   (344,688)   (106,106)     --    (67,087) (1,586,550)
  Fees for
   participant
   loans ..........       (486)     (4,641)        (19)     (275)     (2,675)     (2,606)       (840)     --       --       (11,542)

Interfund transfers    (30,261)    267,740      56,976   (74,715)   (425,748)   (215,593)    (95,387)  211,633  305,355        --
                     ---------   ---------   ---------   -------   ---------   ---------   ---------   -------  -------  ----------
    Net increase ..    431,804     819,853     190,438   126,880     290,954   2,318,233     386,318   279,129  334,208   5,177,817
Net assets
 available for Plan
 benefits:
  Beginning of year  3,990,464   3,941,165   1,032,873   329,051   3,061,398   5,387,707   1,130,188      --    586,675  19,459,521
                     ---------   ---------   ---------   -------   ---------   ---------   ---------   -------  -------  ----------
  End of year ..... $4,422,268   4,761,018   1,223,311   455,931   3,352,352   7,705,940   1,516,506   279,129  920,883  24,637,338
                     =========   =========   =========   =======   =========   =========   =========   =======  =======  ==========

                                                                     (Continued)

     The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1997:

                                                           SCHWAB     PIMCO LOW                NEUBERGER       DODGE      WASATCH
                                                           MONEY       DURATION   TEMPLETON     & BERMAN       & COX     AGGRESSIVE
                                              STOCK        MARKET       INST.      FOREIGN      GUARDIAN      BALANCED     EQUITY
                                               FUND         FUND         FUND        FUND         FUND          FUND        FUND
                                            ---------    ---------    ---------    -------     ---------     ---------    --------
Additions to net assets
    attributed to:
      Dividends .......................    $   38,117         --           --         --            --            --          --
      Interest and realized
        and unrealized gains
        and losses ....................     1,188,051      129,604       76,368        394       959,504       524,795     141,917
                                            ---------    ---------    ---------    -------     ---------     ---------    --------
                                            1,226,168      129,604       76,368        394       959,504       524,795     141,917
      Contributions:
        Employer ......................       237,339       43,552       74,441     80,461        47,772        32,433      16,575
        Employee ......................       303,002      297,994      101,892     74,042       382,399       257,434     143,217
                                            ---------    ---------    ---------    -------     ---------     ---------    --------
              Total additions .........     1,766,509      471,150      252,701    154,897     1,389,675       814,662     301,709
Deductions from net assets
    attributed to benefits
    paid to participants ..............      (141,939)    (231,443)    (117,141)    (9,839)     (113,739)     (204,035)    (32,138)

Interfund transfers ...................       215,833   (3,764,929)    (157,238)    67,394    (4,483,772)   (3,084,078)   (960,297)
                                            ---------    ---------    ---------    -------     ---------     ---------    --------
              Net increase (decrease) .     1,840,403   (3,525,222)     (21,678)   212,452    (3,207,836)   (2,473,451)   (690,726)
Net assets available for Plan benefits:
      Beginning of year ...............     2,150,061    3,525,222    1,054,551    116,599     3,207,836     2,473,451     690,726
                                            ---------    ---------    ---------    -------     ---------     ---------    --------
      End of year .....................    $3,990,464         --      1,032,873    329,051          --            --          --
                                            =========    =========    =========    =======     =========     =========    ========


                                                                     (Continued)

                                            PIMCO LOW    FIDELITY                  FIDELITY      FIDELITY
                                             DURATION   RETIREMENT     FIDELITY     GROWTH      LOW-PRICED
                                              ADMIN.       MONEY       PURITAN     & INCOME       STOCK        LOAN
                                               FUND     MARKET FUND      FUND        FUND          FUND        FUND        TOTAL
                                            ---------    ---------    ---------    ---------    ---------    -------    ----------
Additions to net assets
    attributed to:
      Dividends .......................    $     --           --           --           --           --         --          38,117
      Interest and realized
        and unrealized gains
        and losses ....................             4       56,109       47,741      144,772          749     48,061     3,318,069
                                            ---------    ---------    ---------    ---------    ---------    -------    ----------
                                                    4       56,109       47,741      144,772          749     48,061     3,356,186
      Contributed:
        Employer ......................           527      247,419      187,375      387,007      152,249       --       1,507,150
        Employee ......................         3,735       84,397       57,668      142,028       73,120       --       1,920,928
                                            ---------    ---------    ---------    ---------    ---------    -------    ----------
              Total additions .........         4,266      387,925      292,784      673,807      226,118     48,061     6,784,264

Deductions from net assets
    attributed to benefits
    paid to participants ..............          --        (68,058)      (5,134)      (3,283)      (6,031)   (49,443)     (982,223)

Interfund transfers ...................        (4,266)   3,621,298    2,773,748    4,717,183      910,101    149,023          --
                                            ---------    ---------    ---------    ---------    ---------    -------    ----------
              Net increase (decrease) .          --      3,941,165    3,061,398    5,387,707    1,130,188    147,641     5,802,041
Net assets available for Plan benefits:
   Beginning of year ..................          --           --           --           --           --      439,034    13,657,480
                                            ---------    ---------    ---------    ---------    ---------    -------    ----------
   End of year ........................    $     --      3,941,165    3,061,398    5,387,707    1,130,188    586,675    19,459,521
                                            =========    =========    =========    =========    =========    =======    ==========


                                                                     (Continued)

(5)  INVESTMENTS

     In accordance with the terms of the Plan's Investment Policies, Guidelines and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 consisted of:

                   INVESTMENT                   DESCRIPTION OF INVESTMENT        1998         1997
      -------------------------------------   ----------------------------    ----------   ----------
      Downey Financial Corp.                  Common stock ...............   $ 3,930,044    3,587,931
      Fidelity Retirement Money Market Fund   Open-Ended Money Market Fund     4,577,296    3,901,857
      PIMCO Low Duration Inst. Fund           Open-Ended Mutual Fund .....          --        967,968
      Fidelity Puritan Fund                   Open-Ended Mutual Fund .....     3,164,321    2,871,334
      Fidelity Growth & Income Fund           Open-Ended Mutual Fund .....     7,272,949    4,994,272
      Fidelity Low-Priced Stock Fund          Open-Ended Mutual Fund .....     1,354,297      974,563
                                                                              ----------   ----------
                                                                             $20,298,907   17,297,925
                                                                              ==========   ==========


     The following table presents the cost and fair value of Plan investments as of December 31, 1998:

                                                        COST       FAIR VALUE
                                                     ----------    ----------
              Mutual funds ......................   $12,381,256    13,581,446
              Money Market Funds ................     4,577,296     4,577,296
              Downey Financial Corp. common stock     2,893,517     3,930,044
              Participant loans .................       920,883       920,883
                                                     ----------    ----------
                       Total investments ........   $20,772,952    23,009,669
                                                     ==========    ==========


     The following table presents the cost and fair value of Plan investments as of December 31, 1997:

                                                         COST       FAIR VALUE
                                                      ----------    ----------
               Mutual funds ......................   $10,080,335    10,060,539
               Money Market Funds ................     3,901,857     3,901,857
               Downey Financial Corp. common stock     2,056,837     3,587,931
               Participant loans .................       586,675       586,675
                                                      ----------    ----------
                        Total investments ........   $16,625,704    18,137,002
                                                      ==========    ==========


                                                                     (Continued)

(6)  PARTICIPATION BY FUND

     The total number of Plan participants in each of the investment funds on December 31, 1998 and 1997 is as follows:

                                                         1998      1997
                                                        ------    ------
               Stock Fund ..........................      547       529
               Fidelity Retirement Money Market Fund      497       531
               PIMCO Low Duration Inst. Fund .......      257       277
               Templeton Foreign Fund ..............      232       241
               Fidelity Puritan Fund ...............      463       486
               Fidelity Growth & Income Fund .......      669       644
               Fidelity Low-Priced Stock Fund ......      407       411
               Spartan U.S. Equity Index Fund ......       41       --
                                                        ======    ======



     The schedule reflects the fact that participants may elect to invest in more than one fund.

(7)  FEDERAL INCOME TAXES

     Downey received a favorable tax determination letter on May 4, 1998 from the Internal Revenue Service stating that the Plan, as amended and adopted on September 29, 1997, is qualified under Section 401 of the Internal Revenue Code of 1954, and is exempt from Federal income taxes under provisions of Section 401(a).

     The Plan has been subsequently amended since September 29, 1997. The subsequent amendment of the Plan was adopted on February 1, 1998. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.

(8)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

                                                                      SCHEDULE 1

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER, LESSOR    RATE OF INTEREST, COLLATERAL,                CURRENT
                 OR SIMILAR PARTY                 PAR, OR MATURITY VALUE          COST      VALUE
     ---------------------------------------   ---------------------------    ---------   ---------
 *   Fidelity Retirement Money Market Fund     Money Market Fund .........   $4,577,296   4,577,296
 *   Downey Financial Corp.                    154,498 shares common stock    2,893,517   3,930,044
     PIMCO Low Duration Inst. Fund             113,102 shares mutual fund     1,153,414   1,150,249
     Templeton Foreign Fund                    45,892 shares mutual fund .      470,294     385,035
 *   Fidelity Puritan Fund                     157,664 shares mutual fund     3,085,377   3,164,321
 *   Fidelity Growth & Income Fund             158,659 shares mutual fund     6,079,185   7,272,949
 *   Fidelity Low-Priced Stock Fund            59,269 shares mutual fund .    1,465,002   1,354,297
 *   Fidelity Spartan U.S. Equity Index Fund   5,792 shares mutual fund  .      238,689     254,595
 *   Participant loans                         Participant loans .........         --       920,883
                                                                              =========   =========

*    Denotes a party-in-interest.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998



            (A)                      (B)                (C)         (D)        (E)         (F)        (G)         (H)        (I)
    -------------------   ------------------------   ---------   ---------   --------   --------   ---------   ---------   --------
                                                                                                                CURRENT
                                                                                         EXPENSE                 VALUE
                                                                                        INCURRED              OF ASSET ON
     IDENTITY OF PARTY           DESCRIPTION          PURCHASE    SELLING      LEASE      WITH      COST OF   TRANSACTION  NET GAIN
          INVOLVED                OF ASSETS            PRICE       PRICE      RENTAL  TRANSACTION    ASSETS       DATE     OR (LOSS)
    -------------------   ------------------------   ---------   ---------   --------   --------   ---------   ---------   --------
 *  Downey Financial      Common Stock series
      Corp.                 of 28 purchases ......  $1,057,298        --         --          489   1,057,298   1,057,298      --
 *  Downey Financial      Common Stock series
      Corp.                 of 15 sales ..........        --       505,104       --          212     272,657     505,104   232,233
 *  Fidelity Puritan      Mutual fund series
      Fund                  of 152 purchases .....   1,259,966        --         --         --     1,259,966   1,259,966      --
 *  Fidelity Puritan      Mutual fund series
      Fund                  of 104 sales .........        --     1,084,778       --         --     1,088,560   1,084,778    (3,782)
 *  Fidelity Growth &     Mutual fund series
      Income Fund           of 185 purchases .....   2,499,541        --         --         --     2,499,541   2,499,541      --
 *  Fidelity Growth &     Mutual fund series
      Income Fund           of 124 sales .........        --     1,420,087       --         --     1,324,189   1,420,087    95,898
 *  Fidelity Low-Priced   Mutual fund series
      Stock Fund            of 152 purchases .....     891,217        --         --         --       891,217     891,217      --
 *  Fidelity Low-Priced   Mutual fund series
      Stock Fund            of 106 sales .........        --       388,177       --         --       422,627     388,177   (34,450)
 *  Fidelity Retirement   Money Market Fund series
      Money Market          of 174 purchases .....   2,273,678        --         --         --     2,273,678   2,273,678      --
 *  Fidelity Retirement   Money Market Fund series
      Money Market          of 137 purchases .....        --     1,583,644       --         --     1,583,644   1,583,644      --
                                                     =========   =========   ========   ========   =========   =========   ========

 *  Denotes a party-in-interest.

See accompanying independent auditors' report.